Exhibit 99.1

November 8, 2013

Press release

Turquoise Hill announces restatement of previously reported financial results

VANCOUVER, CANADA – Turquoise Hill Resources today announced that it will restate its consolidated financial results for 2010, 2011, 2012 and the affected quarters, including 2013, following a decision by the Company’s majority-owned subsidiary, SouthGobi Resources Ltd., that it plans to restate its financial results. The Company plans to effect this restatement by filing restated annual consolidated financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2012, including comparative periods presented therein. Additionally, the effects of the restatement will be reflected in the Company’s interim consolidated financial statements and MD&A for the three and nine months ended September 30, 2013, including comparative periods presented therein.

The planned restatement is due to a change in SouthGobi’s determination of when revenue should be recognized in accordance with International Financial Reporting Standards from its sales of coal previously recognized in fourth quarter of 2010, the full year 2011 and the first half of 2012. The transactions in question involved sale contracts upon which revenue was recognized upon delivery to customers’ stockpiles in a stockyard located within SouthGobi’s Ovoot Tolgoi mine’s mining licence area. Starting in the second half of 2012, SouthGobi adopted new terms in its sales contracts to provide for transfer of title upon loading the coal onto customers’ trucks and revenue has been recognized at the time of customer collection in respect of sales under such contracts.

Turquoise Hill, which prepares its consolidated financial statements in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), has had discussions with the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to comments received from the Staff, in connection with the Staff’s review of the Company’s Annual Report on Form 40-F for the year ended December 31, 2012, regarding the appropriate accounting and disclosure under U.S. GAAP of the transactions mentioned above. The Staff has not advised Turquoise Hill of its position on the appropriate accounting treatment of these transactions. However, the Company has concluded that the restatement of its financial results for the periods in issue will appropriately address the timing of revenue recognition for these transactions.

The restatement will correct errors in the accounting treatment of these transactions and, generally, will result in the deferral to future periods of certain revenues previously recognized by Turquoise Hill in the fourth quarter of 2010, the full year 2011 and the first two quarters of 2012. Specifically, there will be a decrease of previously reported revenues in 2010 and 2011, an increase in previously reported revenues in 2012 and 2013, and corresponding impacts on the periods in which the costs related to these revenues are recognized.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

Pending the filing by Turquoise Hill of its restated consolidated financial statements, the Company’s previously filed financial statements for the aforementioned periods should not be relied upon.

Subject to completion of the restatement audits by the Company’s auditors and of the discussions mentioned below which Turquoise Hill will be having with the applicable securities regulators, the Company currently anticipates that it will be in a position to finalize and file its restated consolidated financial statements and related disclosure at the time of filing its interim consolidated financial statements and related disclosure for the third quarter of 2013 by November 14, 2013.

Turquoise Hill plans to have discussions with the applicable securities regulatory authorities about its plan for filing restated financial statements. Depending upon the results of these discussions, Turquoise Hill may be required to satisfy the “alternative information guidelines” of the Canadian securities regulatory authorities described in National Policy 12-203 – Cease Trade Orders for Continuous Disclosure Defaults (the “Policy”), including issuing bi-weekly default status reports until all required amended Canadian filings have been made. In such case, the Company would likely also be required to make applications to the British Columbia Securities Commission and other Canadian provincial and territorial securities commissions requesting that a management cease trade order or orders (a “MCTO”) be imposed in respect of any remaining disclosure deficiencies. If a MCTO is granted, the MCTO will prohibit the chief executive officer, the chief financial officer and possibly the directors and other officers and other insiders of Turquoise Hill from trading in securities of the Company for so long as the required filings have not been completed. The issuance of a MCTO does not generally affect the ability of persons who are not directors, officers or other insiders of Turquoise Hill to trade securities of the Company.

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About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878) and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Turquoise Hill to be materially different from future results, performances or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies, goals and events and the environment in which Turquoise Hill will operate in the future, including the price of copper and gold, anticipated capital and operating costs, the ability to complete the disposition of certain of its non-core assets, such as Turquoise Hill’s 50% interest in Altynalmas Gold Ltd., the ability and timing to complete project financing, the ability to file restated financial statements for the affected periods in a timely manner, and the impact of those restatements on previously filed audited annual financial statements and unaudited interim financial statements. Such statements and information may also relate to the evolution of discussions between Turquoise Hill and Rio Tinto with the Government of Mongolia on a range of issues relating to the implementation of the Investment Agreement, project development costs, operating budgets and management fees and governance. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements and information include, among others, copper and gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, legal and political risks in Mongolia, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities, litigation risks, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although Turquoise Hill has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

With respect to specific forward-looking information and statements concerning the construction, development and prospects of the Oyu Tolgoi mine, Turquoise Hill has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction of mining and processing facilities; the impact of changes in interpretation of, or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of necessary environmental and other government permits, and the timing of those permits; the availability of funding on reasonable terms; the timing and availability of a coal-fired power plant for Oyu Tolgoi mine; projected copper and gold prices and demand; anticipated yearly production of copper and gold at the Oyu Tolgoi mine; and the development and concentrator nameplate capacity of the project’s second phase of development expansion and associated costs.

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All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” in Turquoise Hill’s Annual Information Form and MD&A filed on SEDAR and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in the Company’s MD&A filed on SEDAR and EDGAR. Except as required by law, Turquoise Hill does not assume the obligation to revise or update these forward-looking statements and forward-looking information after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

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